Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated April 15, 2021

to

Prospectus dated March 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated March 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of May 1, 2021;

•	to disclose the calculation of our March 31, 2021 net asset value (“NAV”) per share for all share classes; and

•	to provide other updates to our portfolio and business.

May 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2021 (and repurchases as of April 30, 2021) is as follows:

Transaction Price (per share)
Class S	$25.2910
Class T	$25.0777
Class D	$25.1086
Class M	$25.1678
Class I	$24.5567
Class F*	$25.0797
Class Y*	$24.5939

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The May 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for March 31, 2021.

The following table provides a breakdown of the major components of our total NAV as of March 31, 2021 (dollar amounts in thousands):

Components of NAV	March 31, 2021
Loans receivable	$900,965
Mortgage-backed securities held-to-maturity	37,448
Mortgage-backed securities available-for-sale, at fair value	13,325
Cash and cash equivalents	17,662
Restricted cash	10,898
Other assets	4,188
Collateralized loan obligation, net of deferred financing costs	(323,268)
Repurchase agreements payable, net of deferred financing costs	(247,711)
Credit facility payable	(25,000)
Accrued stockholder servicing fees(1)	(176)
Other liabilities	(6,931)

Net asset value	$381,400

Number of outstanding shares	15,202,262

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of March 31, 2021, we accrued under GAAP $18,187 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of March 31, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$182,586	$32,516	$13,760	$54,460	$73,389	$22,921	$1,768	$381,400
Number of outstanding shares	7,219,425	1,296,603	548,007	2,163,864	2,988,540	913,919	71,904	15,202,262

NAV per Share as of March 31, 2021	$25.2910	$25.0777	$25.1086	$25.1678	$24.5567	$25.0797	$24.5939

Portfolio Update

We reached $1 billion in assets in early April, as we continue to build upon our track record of generating a high level of current income with generally stable NAV performance.

Investment activity was strong in March as we closed on $150 million in new investments, consistent with our strategy of focusing on what we believe are COVID-resilient investments. Loan origination highlights include:

•

Four multifamily properties. Three of the properties are garden-style apartments in the low-density suburban Atlanta, Phoenix and Dallas-Fort Worth metro areas. The fourth property is in a desirable neighborhood in Brooklyn, NY.

•	An office property in the San Francisco central business district undergoing renovations for future tenants and zoned for R&D / lab use.

•	A grocery-anchored retail property located in an upscale neighborhood in the Dallas-Fort Worth suburbs.

There were no paydowns during March 2021 and we have not recorded any impairments or non-accruals in our loan portfolio as of March 31, 2021. In addition, 97% of our loan portfolio was current as of March 31, 2021.

Our portfolio remains well diversified by geography and property type, with multifamily and industrial representing 38.8% of the portfolio compared to 14.9% for hospitality and retail as of March 31, 2021. The pipeline for new deal activity remains strong, backed by a diverse mix of property types.

Broadly, our lending strategy focused on originating short-term (2–3 years), floating-rate, senior loans has helped preserve investor capital while providing a natural turnover of the portfolio. The short-term nature of our typical loans allows us to regularly adjust the portfolio to current market conditions. As of March 31, 2021, approximately 41% of our portfolio consisted of investments sourced after July 2020.

Unregistered Sale of Equity Securities

On March 10, 2021, our board of directors approved the issuance of up to $20,000,000 in shares of our Class Y common stock (with the ability to increase such offering amount up to $50,000,000 at the sole discretion of the adviser) in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On April 12, 2021, we received a subscription from an institutional investor to purchase $19,191,000 in Class Y shares in the Private Placement. We will sell and issue to such institutional investor on or about April 15, 2021 approximately 780,300 Class Y shares at the per share purchase price of $24.5939, which is equal to the NAV per Class Y share as of March 31, 2021.